Exhibit 15.3

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 United States of America	Zurich, March 27, 2019

Ladies and Gentlemen:

We have read Item 16F of Form 20-F dated March 27, 2019, of ABB Ltd and are in agreement with the statements contained in the second, third and fifth paragraphs on page 144 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the third paragraph on page 144 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2016 financial statements.

Sincerely yours

/s/ Ernst & Young AG

Zurich, Switzerland